                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                 TO
                               ---------------    ---------------
COMMISSION FILE NUMBER 1-3385



                              H. J. HEINZ COMPANY
                                   SAVER PLAN
                                (Title of Plan)



                              H. J. HEINZ COMPANY
            (Name of Issuer of securities held pursuant to the Plan)



                  1 PPG Place, Suite 3100 Pittsburgh, PA 15222
         (Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS

The following Plan financial statements, schedules and reports are attached hereto:

1.   Report of Independent Registered Public Accounting Firm

2. Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

3. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007

4.   Notes to Financial Statements

5.   Supplemental Schedule of Assets (Held at End of Year)

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Independent Registered Public Accounting Firm dated May 12, 2008 is filed herein.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                  H. J. HEINZ COMPANY SAVER PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                          By:  /s/ RANDOLPH W. KEUCH
                                             ...................................
                                                   Randolph W. Keuch
                                                   Vice President, Total Rewards



May 9, 2008

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and the
H. J. Heinz Company Employee
Benefits Administration Board:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H. J. Heinz Company SAVER Plan (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania
May 12, 2008

                              H. J. HEINZ COMPANY
                                   SAVER PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                      December 31,
                                                            --------------------------------
                                                               2007                 2006
                                                            -----------          -----------
     Assets:

        Investment in Master Trust, at fair value
          (Notes 4 and 7)                                   $66,437,127          $61,181,385

        Cash equivalents                                         90,769               87,622

        Participant loans receivable (Note 1)                 3,297,342              170,259

        Interest receivable on cash equivalents                     440                  581

        Contributions receivable:
            Employee                                            440,245              437,112
            Employer                                            259,626              231,314
                                                            -----------          -----------
                Total contributions receivable                  699,871              668,426
                                                            -----------          -----------


                Total Assets                                 70,525,549           62,108,273
                                                            -----------          -----------
      Liabilities:

         Accrued administrative expenses                         14,673               27,058
                                                            -----------          -----------
                Total Liabilities                                14,673               27,058
                                                            -----------          -----------
     Net Assets Available for Benefits                       70,510,876          $62,081,215
                                                            ===========          ===========








    The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                   SAVER PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      for the Year Ended December 31, 2007


     Net change in Investment
         in Master Trust (Note 7)                    $ 4,836,811

     Contributions:
        Participant contributions                      5,383,643
        Employer contributions, net                    3,528,350

                                                     -----------
                Increase in Plan assets               13,748,804
                                                     -----------

     Deductions:
        Withdrawals and Distributions                  6,446,812
        Administrative expenses                           98,662
                                                     -----------
                Decrease in Plan assets                6,545,474
                                                     -----------


     Transfer in from other plan (Note 8)              1,226,331

     Net increase in net assets available
        for benefits for the year                      8,429,661

     Net assets available for benefits at
        the beginning of the year                     62,081,215

     Net assets available for benefits at            -----------
        the end of the year                          $70,510,876
                                                     ===========



    The accompanying notes are an integral part of the financial statements.

                         H. J. HEINZ COMPANY SAVER PLAN
                          Notes to Financial Statements

(1) PLAN DESCRIPTION:

       The following description of the H. J. Heinz Company ("Company") SAVER Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

           General

       The Plan is a defined contribution plan covering eligible hourly employees actively employed by the Company or any of its affiliated companies, and who are in a division, or plant of a division, of the Company authorized to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors of the Company ("The Board") upon the recommendation of the Investment and Retirement Plan Oversight Committee of the Company. The members of the Committee are not compensated for serving on the Committee.

       Mellon Bank, N.A. is trustee ("Trustee") of the Plan.

           Eligibility

       Regular full time employees are eligible to participate in the Plan beginning with their employment commencement date subject to any probationary period for the specific work unit. Other employees are eligible to participate after completion of 1,000 hours of work.

           Investment Risks

       The Plan provides for various investment options as described in Note 4. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

           Contributions

       Participant contributions to the Plan may be either tax deferred or after tax. The total of a participant's tax deferred and after tax contributions may not exceed 20% of their compensation. A participant may make contributions into one or more of the investment funds as described in Note 4, in whole percentages, of not less than 1% of earnings.

       Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code of 1986, as amended (the "Code") rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $15,500 ($20,500 if over age 50) in 2007 and $15,000 ($20,000 if over age 50) in 2006. The Committee gives a participant affected by these limitations timely notification.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


           Contributions (continued)

       Participating locations may make matching contributions in the form of Company stock, on a monthly basis. The Board makes the determination of the amount of such contribution after considering recommendations made by appropriate officers of participating affiliated companies or divisions. The amount of such contribution differs by work location. For locations participating, the matching contributions for the years ended December 31, 2007 and 2006 ranged from $.50 to $1.00 per each tax deferred dollar for a total match of up to 5% of participants' eligible earnings. The Company reserves the right to limit the maximum amount of matching contributions that may be contributed on behalf of any participant.

       Additionally, the Company may, but is not required to, contribute for each Plan year an additional supplemental amount determined by the Committee. The supplemental contribution is allocated to the supplemental contribution accounts of all eligible participants on a pro rata basis according to the ratio of each participant's earnings for the plan year to the total earnings of all participants for the plan year. Supplemental contributions are reflected in the Plan financial statements in the year in which the Committee approves them. The supplemental contribution was $705,985 for the year ended December 31, 2007.

       At certain locations, the Company will make monthly, age-related contributions to the accounts of eligible employees who direct the investment of such contributions into one or more of the investment funds described in Note 4. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants who are less than 30 years old to a rate of 8.5% for participants who are 65 years old and over.

       A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are transferred from other retirement plans are held in a separate rollover account.

           Participant Accounts

       Each participant's account is credited with the participant's contributions, the Company's matching, supplemental, and age-related contributions, and Plan earnings. The Company's matching, supplemental and age-related contributions are based on participants' eligible earnings while each participant's investment earnings are determined by the results of the underlying investments selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           Vesting

       The value of a participant's tax deferred account, after tax account, and rollover account is fully vested at all times.

       Prior to 2007, participants' matching accounts vested after three years of service, and their age-related and supplemental accounts vested after five years of service. Beginning in 2007, the Plan accelerated the vesting for the age-related and supplemental contributions to three years. However, regardless of a participant's years of service, job elimination, workforce reduction, termination of employment in the year of attainment of age 55 or after, attainment of age 65, total and permanent disability, or death automatically vest any non-vested accounts.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

           Withdrawals and Distributions

       A participant may elect to withdraw from their after tax or rollover account up to 100% of their account balance.

       A participant's tax deferred contributions will be available for withdrawal if:

           (a) The participant is eligible for a "hardship" withdrawal in accordance with the rules established by the Internal Revenue Service ("IRS"), or

           (b)     The participant has attained age 59 1/2.

       A participant may not make withdrawals from the Company matching, supplemental, or age-related accounts during active employment.

       A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for six months. Under present IRS rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, death, education or housing.

       A participant, upon termination of service, may either receive a lump-sum payment of their account balance or transfer their account balance to the trustee or custodian of another eligible retirement plan. Upon retirement, a participant may transfer their account balance to the Employees' Retirement System to purchase an annuity.

           Loans

       Effective January 1, 2007, the Plan was amended to allow participants to borrow from their accounts. The minimum loan is $1,000 and the maximum is the lesser of $50,000 or 50% of the vested value of their account. Participants are charged a $50 loan processing fee. The interest rate is set based on the prime rate in effect on the last day of the month before the loan is issued plus 1%. Participant loans established under the Plan before January 1, 2007 continue to be administered in accordance with the rules in effect when they were issued. The Plan also administers participant loans of plans that were merged in the Plan. The interest rates for all outstanding loans for the years ended December 31, 2007 and 2006 ranged from 5.0% to 9.25% and 5.0% to 11.0%, respectively.

       Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the loan principal are allocated first to the participant's after tax account, and then to the participant's tax-deferred account. Payments of loan interest are allocated to the participant's after-tax account and tax-deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment elections in effect at the time such interest or principal repayment is received by the Trustee.

       In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59 1/2.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)


           Cash Equivalents

       Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less.

           Termination

       The term of the Plan is indefinite, subject to termination at any time by the Board. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will become fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.

           Administration Expenses

       The Trustee may pay expenses of the Plan including record-keeping fees, administrative charges, professional fees, and trustee fees, from the assets of the Trust Funds unless paid by the Company. Expenses are paid from Plan assets up to 15 basis points of the net asset value during the plan year. In addition, the Company uses the interest on the temporary investment funds ("TIF") maintained for liquidity to pay Plan expenses. The Company pays any Plan expenses not covered by the basis points accrual or the TIF interest. For the year ended December 31, 2007, Plan expenses were $98,662. Expenses are allocated to each investment fund based on the fund's proportion of the total asset value of the Plan. The expense accrual is calculated daily, and Plan expenses are then paid from the available expense accrual.

       The Company, as permitted by ERISA, may obtain reimbursement from Company-sponsored employee benefit plans for certain administrative charges incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. The Plan was charged $12,662 for the year ended December 31, 2007. No amount was owed to the Company as of December 31, 2007.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           Investment Valuation

       Investments in the Master Trust are valued as follows:

       The value of the shares in a mutual fund is based on the market value of the underlying securities in the fund.

       Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the year.

       Temporary investments in short-term investment funds are valued at cost, which approximates market value.

       Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Company stock dividends are recorded when paid because participants may elect to receive their dividends directly instead of reinvesting them. Mutual fund dividend income is recorded on the record date. Interest is recorded as earned.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)


           Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

           Other

       The accompanying financial statements are presented on the accrual basis of accounting.

       Benefits are recorded when paid.

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change as it relates to those investments held in the Master Trust is included as a component of the net change in investment in master trust on the statement of changes in net assets. Also included in the net change in investment in master trust are dividends and interest earned for the year and participant loan repayments.

(3) FEDERAL INCOME TAXES:

       The IRS has made a determination that the Plan is a qualified plan under
       Section 401(a) of the Code. Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

       The IRS has determined and informed the Company by letter dated August 26, 2002 that the Plan is designed in accordance with applicable sections of the Code. The Plan was amended and restated effective January 1, 2007 to incorporate amendments relating to the Pension Protection Act of 2006 and certain other changes. Tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Therefore, no provision for income tax has been included in the Plan's financial statements. The Company has recently submitted the plan to the IRS for review.

       Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

(4) INVESTMENT PROGRAMS:

       Mellon Bank N.A. is Trustee for all of the investment funds. Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the Investment funds selected by the Committee. The Plan currently offers eight Vanguard funds, three Fidelity funds and four other funds in addition to Company Stock. See Note 7. In addition, the Plan holds TIF sponsored by Mellon Bank, N.A. for liquidity.

(5) FORFEITURES:

       Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions. Forfeitures were $467,228 for the year ended December 31, 2007.

(6) NONPARTICIPANT-DIRECTED INVESTMENTS:

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                              December 31,    December 31,
                                                                  2007           2006
                                                              ------------    ------------
      Net Assets:
           Investment in Master Trust -
           H.J. Heinz Company common stock                     $   488,289     $   444,901



                                                                     Year Ended
                                                                  December 31, 2007
                                                                  -----------------
              Employer contributions                                   $ 298,961
              Dividends                                                   14,504
              Net appreciation                                            16,507
              Transferred to participant-directed investments           (285,901)
              Administrative expenses                                       (683)
                                                                     -----------
              Change in net assets                                     $  43,388
                                                                     ===========

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

(7) MASTER TRUST:

       The Company has a Master Trust arrangement with the Trustee. The Trustee maintains separate accounts to record the pro rata share of each participating Plan, reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or the Trust as a whole. The following tables present the Master Trust information for the Plan.



                                                          December 31, 2007
                                -------------------------------------------------------------------------
                                                                                             Saver Plan
                                                                                             Percentage
                                Fair Value of      Investment Income          Net            of Interest
                                Investment of   ----------------------   Change in the         in the
                                 Master Trust    Dividends    Interest     Fair Value       Master Trust
                                -------------   -----------   --------   -------------      -------------
      H.J. Heinz Co. ESOP        $ 90,165,511   $ 2,879,647   $113,102    $ 4,729,216             --

     H.J. Heinz Co. Stock          15,587,642       463,003      7,796        993,505          100.0%

   Managed Income Portfolio        22,663,097     1,015,812         --      1,015,812           4.01%

 Retirement Govt. Money Market     89,198,021     4,034,555         --      4,034,555          25.78%

    Intermediate Bond Fund         17,539,052       844,676         --        659,086           9.44%

 Fixed Income Securities Fund      15,332,532       871,023         --        565,801           7.46%

       Wellington Fund             40,491,058     1,321,463         --      3,229,972           7.85%

       Windsor II Fund             53,606,014     1,299,992         --      1,335,744           5.76%

   Institutional Index Fund        54,076,261     1,042,093         --      2,900,547           8.65%

        Explorer Fund              17,954,400       105,332         --        987,725           8.51%

   International Growth Fund       30,543,003       636,991         --      4,103,642           5.44%

  Lord Abbett Small Cap Value      16,045,471        66,097         --      1,540,222           8.35%

     Small Cap Index Fund           4,047,049        55,763         --        (11,969)          9.07%

   Harbor International Fund       18,471,623       260,193         --      3,051,784           7.89%

 Developed Markets Index Fund       6,422,535       183,782         --        539,030           9.21%

    Oppenheimer Developing         28,919,305       232,930         --      6,871,107          12.68%

    Growth Fund of America         39,033,042       485,110         --      3,705,527           6.64%
                                 ------------   -----------   --------    -----------
      Total Master Trust         $560,095,616   $15,798,462   $120,898    $40,251,306          11.86%
                                 ============   ===========   ========    ===========

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

(7) MASTER TRUST (CONTINUED):

                                                                               December 31,  2006
                                            ---------------------------------------------------------------------------------------
                                                                     Investment Income
                                                                                                                     Saver Plan
                                            Fair Value of                                           Net             Percentage of
                                            Investment of                                        Change in         Interest in the
                                             Master Trust        Dividends      Interest      The Fair Value        Master Trust
                                            ---------------    --------------  -----------   ----------------    ------------------
          H.J. Heinz Co. ESOP                  $92,707,628        $2,833,482           --        $27,347,138                   --

          H.J. Heinz Co. Stock                  14,004,720           385,132           --          3,800,776               100.0%

        Managed Income Portfolio                25,945,269         1,048,786           --          1,048,786                3.41%

     Retirement Gov't Money Market              78,282,250         3,551,755           --          3,551,755               28.52%

         Intermediate Bond Fund                 15,735,597           688,171           --            649,907                8.63%

      Fixed Income Securities Fund              14,759,787           917,635           --            351,303                8.73%

            Wellington Fund                     38,524,509         1,165,020           --          5,175,548                7.49%

            Windsor II Fund                     52,959,809         1,195,605           --          8,510,668                5.93%

        Institutional Index Fund                53,057,229           940,968           --          7,548,379                9.03%

             Explorer Fund                      18,486,548           106,224           --          1,636,381                9.20%

       International Growth Fund                25,396,481           551,551           --          5,473,479                5.21%

      Lord Abbett Small Cap Value               12,990,279                --           --          1,751,836                7.03%

          Small Cap Index Fund                   3,515,796            40,912           --            406,116                9.20%

       Harbor International Fund                12,429,878           276,294           --          2,462,717                7.99%

      Developed Markets Index Fund               4,228,797            98,111           --            786,588                9.99%

         Oppenheimer Developing                 20,422,944         1,862,214           --          3,659,590               12.22%

         Growth Fund of America                 32,181,844           342,550           --          3,126,361                7.22%
                                            ---------------    --------------  -----------   ----------------
           Total Master Trust                 $515,629,365       $16,004,410           --        $77,287,328               11.87%
                                            ===============    ==============  ===========   ================

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)


(8)  PLAN AMENDMENTS, ACQUISITIONS AND OTHER:

       During 2007, the Board approved the merger of the participant balances of the Kabobs, Inc. 401(k) Profit Sharing Plan ("Kabobs Plan") into the Plan. Approximately $1.2 million of assets was transferred into the Plan, including $66,286 in participant loans.


(9)  RELATED PARTY TRANSACTIONS:

       The Plan holds a total of $241,382 of TIF which is managed by Mellon Bank N.A., the trustee of the Plan as of December 31, 2007 and for the year then ended. The Company stock investment holds $150,613 of TIF for liquidity. The remainder is maintained to pay expenses. Therefore, these transitions qualify as party-in-interest transactions.

       Certain Plan investments are publicly traded common stock of H.J. Heinz Company, the Plan Sponsor. The Plan purchased 57,064 shares of Company stock at a cost of $2,631,737 and sold 35,229 shares of Company stock for $1,624,516 during Plan year 2007. The Plan received $463,003 in dividends during the 2007 Plan year.

(10) NEW ACCOUNTING PRONOUNCEMENTS:

       In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. The statement defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." SFAS 157, as it relates to financial assets and liabilities, is effective for the Company beginning January 1, 2008.

       In February 2008, the FASB issued FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"), which permits a one-year deferral of the application of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

       The Company will adopt SFAS 157 and FSP FAS 157-2 effective January 1, 2008. Accordingly, the provisions of SFAS 157 will not be applied to nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. The Company is currently analyzing the impact of SFAS 157 on the Plan's financial statements.

                         H. J. HEINZ COMPANY EMPLOYEES
                                   SAVER PLAN

                          EIN: 25 - 0542520  PLAN 011
    SCHEDULE H, LINE 4i ---- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 31, 2007


                                                     (c) Description of investment including
               (b) Identity of issue, borrower,          maturity date, rate of interest,                    (e) Current
    (a)            lessor, or similar party              collateral, par or maturity value       (d) Cost        Value
    ---        --------------------------------      ----------------------------------------    --------    -----------
     *               H. J. Heinz Company             Master Trust                                      --    $66,437,127

     *               Mellon Bank N.A.                EB Temporary Investment Fund                  $90,769        90,769

     *               Participant Loans               Participant Loans                                 --      3,297,342
                                                     Interest Rates, 5.0% - 9.25%


* Denotes a party-in-interest, for which a statutory exemption exists.

                                  EXHIBIT INDEX

         Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.


23. The consent of Independent Registered Public Accounting Firm dated May 12, 2008 is filed herein.